Lindsay Corporation

2222 N. 111th Street

Omaha, NE 68164

July 12, 2012

Via EDGAR Correspondence

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lindsay Corporation
Form 10-K for the fiscal year ended August 31, 2011
Filed October 27, 2011
File No. 1-13419

Dear Mr. Vaughn:

We are writing in response to your letter, dated June 29, 2012 (the “Comment Letter”), regarding the Annual Report on Form 10-K filed by Lindsay Corporation (“Lindsay”) on October 27, 2011 (the “10-K”). Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

Form 10-K for fiscal year ended August 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

Comment No. 1:	We note your disclosure here that gross margins were impacted by changes in sales mix, product mix and factory inefficiencies. We further note your discussion of operating expenses attributes changes to investments in sales and marketing, higher research and development expenses, higher incentive compensation and the impact of acquisitions. Please revise future filings to quantify the significant factors impacting your results of operations. In addition, revise future filings to also provide greater analysis of your results. Discuss the underlying reasons for increased or decreased expenses. Finally, discuss any trends associated with your results. Refer to Item 303 of Regulation S-K.

Mr. Kevin L. Vaughn

Securities and Exchange Commission

July 12, 2012

Response No. 1:	In future filings we will quantify significant factors impacting our results of operations and include additional discussion and analysis of the underlying reasons for fluctuations of expenses, as well as any noted trends associated with our results.

Note O. Industry Segment Information, page 48

Comment No. 2:	We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Response No. 2:	In future filings, we will exclude goodwill and intangible assets from the disclosure of long-lived assets by geographic area and will include only tangible long-lived assets by geographic area in accordance with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Note P. Share Based Compensation, page 50

Comment No. 3:	We see from your disclosure on page 31 that you use the Black-Scholes option pricing model to value stock option awards. Please tell us and revise future filings to disclose the significant assumptions used to value option awards as prescribed by the guidance in FASB Accounting Standards Codification 718-10-50-2.

Response No. 3:	As prescribed by the guidance in FASB Accounting Standards Codification 718-10-50-2(f)2, we are required to disclose the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including expected term of share options, expected volatility, expected dividends, risk free interest rate, etc. We supplementally advise the Staff that because there were no options granted in any of the three years for which an income statement is presented in our Form 10-K for the year ended August 31, 2011 (i.e. FY2011, FY2010 and FY2009), we did not value any stock option awards and therefore did not include information regarding assumptions used in the Black-Scholes option pricing model. We will disclose the significant assumptions used to value stock option awards under the Black-Scholes option pricing model in future filings covering periods during which a grant of stock options is made. Share-based compensation expense related to option awards was $0.1 million, $0.2 million and $0.4 million, respectively, for the fiscal years ended August 31, 2011, 2010 and 2009.

Mr. Kevin L. Vaughn

Securities and Exchange Commission

July 12, 2012

While the income statements for each of the three years ended August 31, 2011 included share-based compensation expense from option awards, the last year in which option awards were granted was in FY2006. Disclosures related to the assumptions used in the valuation of these awards were last presented in our Form 10-K for the year ended August 31, 2008.

Lindsay hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 827-6579.

Sincerely,

LINDSAY CORPORATION

By: /s/ JAMES C. RAABE
James C. Raabe
Vice President and Chief Financial Officer
(on behalf of the registrant and as principal financial officer)